

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2023

Michael Munoz
Chief Financial Officer
Engine Gaming & Media, Inc.
2110 Powers Ferry Road SE
Suite 450
Atlanta, GA 30339

>   **Re: Engine Gaming & Media, Inc.**
>   **Form 20-F for Fiscal Year Ended August 31, 2022**
>   **File No. 001-39389**

Dear Michael Munoz:

   We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments.

Form 20-F for Fiscal Year Ended August 31, 2022

Independent Auditor's Report, page F-4

1.   Please advise your independent auditor that their reports on pages F-4 and F-70 should include a statement that their audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). Please refer to Instruction 2 to Item 8.A.2 of Form 20-F. Also, audit opinions using conditional language, like "may," in expressing a conclusion concerning the existence of substantial doubt about an entity's ability to continue as a going concern are not appropriate. Please make arrangements with your auditor for their report to clearly state that there is substantial doubt about your ability to continue as a going concern, if true. Finally, their revised reports should meet the requirements of PCAOB Auditing Standards 2415 and 3101. Please include the revised reports in an amended Form 20-F.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Angela Lumley at 202-551-3398 or Rufus Decker at 202-551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services